08026110

AB 2/22

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 21 2008

Washington, DC 112

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artemis Global Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 Broad Brook Road
(No. and Street)

Bedford Hills (City) NY (State) 10507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanton and Company, LLP
(Name – *if individual, state last, first, middle name*)

37 West 57th Street (Address) New York, (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gelwicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artemis Global Finance, LLC, as of February 14th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE ANDREWS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02AN6149802
Qualified in New York County
Commission Expires July 17, 2010

2-14-08

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTEMIS GLOBAL FINANCE, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Members of Artemis Global Finance, LLC:

We have audited the accompanying balance sheet of Artemis Global Finance, LLC as of December 31, 2007 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Artemis Global Finance, LLC as of December 31, 2007, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fenton and Company LLP

New York, New York
February 14, 2008

ARTEMIS GLOBAL FINANCE, LLC

BALANCE SHEET

DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$	15,890
Total Assets	$	15,890

LIABILITIES AND MEMBERS' EQUITY

ACCRUED EXPENSES		6,500
Total Liabilities		6,500
MEMBERS' EQUITY		9,390
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	15,890

The accompanying notes are an integral part of these financial statements

ARTEMIS GLOBAL FINANCE, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

INCOME	
Services	$ 35,000
Interest	555
Total Income	35,555
OPERATING EXPENSES	
Administrative	30,483
Operating and maintenance	32,785
Taxes and insurance	32,341
Depreciation expense	6,417
Loss on disposal of assets	44,263
Total Operating Expenses	146,289
NET LOSS	$ (110,734)

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007	$	128,862
Net loss		(110,734)
Capital contributions		16,262
Capital distributions		(25,000)
Balance at December 31, 2007	$	9,390

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (110,734)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	6,417
Loss on disposal of fixed assets	44,263
Deferred rent	(12,244)
Changes in operating assets and liabilities	
Other assets	2,538
Security deposit	10,348
Accounts payable and accrued expenses	(13,404)
NET CASH USED IN OPERATING ACTIVITIES	(72,816)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash received from sale of assets	4,615
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(25,000)
Contributions	16,262
NET CASH USED IN FINANCING ACTIVITIES	(8,738)
NET DECREASE IN CASH	(76,939)
CASH, Beginning	92,829
CASH, Ending	$ 15,890

The accompanying notes are an integral part of these financial statements

1. Organization and Business Activity

Artemis Global Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in consulting and private placements.

2. Summary of Significant Accounting Policies

Securities, Structuring, Placement Fees, and Direct Costs

The Company earns advisory fees, structuring, and placement fees in connection with private placements. Advisory fees are earned by providing the Company's expertise in debt and equity private placements and are recognized during the period the service is provided. Structuring and placement fees earned by structuring debt and equity placements and placing them with the accredited investors and recognized upon completion of the private placement. Direct costs from structuring and placing securities are recorded as incurred.

Income Taxes

The Company is a Connecticut limited liability company ("LLC") with a perpetual existence. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Deferred Revenue

The Company may receive retainer payments upon being engaged to conduct a private placement. These retainers are used to cover costs incurred by the Company while structuring and placing such private placements. The retainers are deferred and recognized as the deal expenses are incurred. At December 31, 2007 there were no deferred retainer payments or related expenses.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $9,390, which was $4,390 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .69 to 1.

4. Lease Agreement

The company closed their office and cancelled the lease as of May 2007. Rent expense for the year ended December 31, 2007 amounted to approximately $38,000.

5. Related Party Transactions

The managing members of the Company have health insurance costs, which are paid for by the Company. The combined payment for such costs during the year ended Decembers 31, 2007 was approximately $27,000.

6. Administrative Fees

The administrative fees for the year ending December 31, 2007 are as follows:

Automobile expense	$ 86
Office expense	4,514
Office salaries	9,608
Professional fees - accounting	6,900
Professional fees - consulting fees	3,650
Professional fees – computer consulting	500
Telecommunications	4,671
Travel and entertainment	554
	$ 30,483

Artemis Global Finance, LLC

Supplementary Information Required by

Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2007

ARTEMIS GLOBAL FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL		
Total member's equity	$	9,390
DEDUCTIONS		
Non allowable assets		-
NET CAPITAL	$	9,390

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENTS

Minimum net capital required 6 2/3% of aggregate indebtedness	$	433
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		5,000
Excess net capital		4,390
Excess net capital at 1000%	$	8,740

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition - accrued expenses	$	6,500
Ratio of aggregate indebtedness to net capital		.69 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

The accompanying notes are an integral part of these financial statements

Artemis Global Finance, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007
Schedule II

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

Artemis Global Finance, LLC

Information Relating to the Possession pr Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2007
Schedule III

The Company claims exemption from the requirement of rule 15c3-3, under Section (k)(2)(i) of the Rule.

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Members of
Artemis Global Finance, LLC

In planning and performing our audit of the financial statements of Artemis Global Finance, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiency, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal was for the limited purpose described in the first and second paragraphs and would not necessarily all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Santora and Company LLP

New York, New York

February 14, 2008

END